knowledge.judgement.EXPERIENCE

W.P. STEWART & CO., LTD.                                           PRESS RELEASE

Contact:  Fred Ryan
telephone: 441.295.8585


                         W.P. Stewart & Co., Ltd. Holds
                     Annual General Meeting of Shareholders


10 May 2005
Hamilton, Bermuda


      W.P. Stewart & Co., Ltd. today held its Annual General Meeting of shareholders in Hamilton, Bermuda.

      A slate of nine (9) directors composed of William P. Stewart, John C. Russell, Henry B. Smith, Dominik M.F. Brunner, Angus S. King, Jr., Jeremy W. Sillem, Heinrich Spangler, Jan J. Spiering and Richard D. Spurling was elected to the Board of Directors. A proposal that the maximum number of directors be maintained at ten (10), and that the directors of the Company be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors (up to the maximum of ten), was also approved.

      In other action, the shareholders also:

      1. re-appointed PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ended 31 December 2005 and until the close of the Annual General Meeting of the Company for 2006.

      2. ratified and approved the issuance or the commitment to issue by the Company of 745,035 of its common shares, in the aggregate, to certain of its directors, officers and other employees during the year ended 31 December 2004 and early 2005 (all of which shares are or will be subject to vesting requirements ) and the commitment by the Company to issue in the future up to an additional 1,080,000 common shares, in the aggregate, to certain of its officers and employees (all of which additional issuances are subject to the satisfaction of certain conditions relating to the Company's profitability, investment performance or both);


Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823

      Commenting after the meeting, Bill Stewart, Chairman, said:

      "We had a good year in 2004 as we completed our 30th year in business. While there are always challenges, I am confident that our global management group, together with our investment team, will provide the direction and leadership to greatly extend our success in the future.

      "I am also pleased to welcome Jeremy Sillem to our Board of Directors. Jeremy has spent his entire career in the investment business and for many years has held senior executive positions in investment banking and capital markets. His international experience can only strengthen our corporate deliberations and governance as we move forward."

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.


      The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .


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